SECU 06003265 ION

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SEC FILE NUMBER
8- 49580

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/05** (MM/DD/YY) AND ENDING **12/31/05** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Intervest Securities Corporation**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Rockefeller Plaza, Suite 400

(No. and Street)

New York	**NY**	**10020-2002**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lowell Dansker **(212) 218-2800**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP

(Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th Floor	**New York**	**NY**	**10018-7010**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 09 2006
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 21 2006
WASH, D.C.
203

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lowell Dansker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Intervest Securities Corporation, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Chief Executive Officer

Title

Notary Public

MICHAEL BRYCELAND
Notary Public, State of New York
No. 01BR6038149
Qualified in Rockland County
Commission Expires Mar. 6, 2006

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. Exempt
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. Exempt
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. or that none exist.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTERVEST SECURITIES CORPORATION

REPORT PURSUANT TO RULE 17a-5(d)
December 31, 2005

INTERVEST SECURITIES CORPORATION

Table of Contents
December 31, 2005

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

1375 Broadway
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

330 Fifth Avenue
Suite 1300
New York, New York 10001
212.686.2224
212.481.3274 (fax)

To the Stockholder and
Board of Directors of
Intervest Securities Corporation

We have audited the accompanying statement of financial condition of Intervest Securities Corporation as of December 31, 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intervest Securities Corporation as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 - 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Raich Ende Malter + Co. LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
January 18, 2006

INTERVEST SECURITIES CORPORATION

Statement of Financial Condition

December 31, 2005

Assets

Cash and Cash Equivalents	$ 500,469
Prepaid Expenses and Other Assets	10,912
	$ 511,381

Liabilities and Stockholder's Equity

Liabilities	
Accrued expenses	$ 4,709
Due to parent	1,416
	6,125
Stockholder's Equity	
Common stock, no par value; authorized 200 shares; issued and outstanding 100 shares	100
Additional paid-in capital	322,400
Retained earnings	182,756
	505,256
	$ 511,381

See notes to financial statements.

INTERVEST SECURITIES CORPORATION

Statement of Operations
For the Year Ended December 31, 2005

Revenue	
Commissions - affiliate	$ 115,000
Interest income	14,039
	129,039
Expenses	
Commissions - officers	59,288
Professional fees	6,441
Regulatory fees	14,378
General and administrative	4,351
	84,458
Income Before Provision For Taxes	44,581
Provision For Income Taxes	20,592
Net Income	$ 23,989

See notes to financial statements.

INTERVEST SECURITIES CORPORATION

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2005

	Issued and Outstanding Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance at January 1, 2005	100	$ 100	$ 322,400	$ 158,767	$ 481,267
Net Income	-	-	-	23,989	23,989
Balance at December 31, 2005	100	$ 100	$ 322,400	$ 182,756	$ 505,256

See notes to financial statements.

INTERVEST SECURITIES CORPORATION

Statement of Cash Flows
For the Year Ended December 31, 2005

Cash Flows From Operating Activities	
Net income	$ 23,989
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase (decrease) in cash flows as a result of changes in asset and liability account balances:	
Prepaid expenses and other assets	(1,347)
Accrued expenses and due to parent	2,046
	24,688
Cash and Cash Equivalents - beginning of year	475,781
Cash and Cash Equivalents - end of year	$ 500,469

Supplemental Disclosure of Cash Flow Information	
Cash paid during the year for:	
Income taxes	$ 19,413

See notes to financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Intervest Securities Corporation ("the Company") was formed as a New York State corporation on August 8, 1996 for the purpose of operating as a broker/dealer in securities under the Securities Exchange Act of 1934. The Company's application for registration was granted by the Securities and Exchange Commission on September 4, 1996, and National Association of Securities Dealers, Inc. membership was approved as of May 13, 1997. As of June 2, 2003, the Company was acquired by and became a wholly owned subsidiary of Intervest Bancshares Corporation ("Bancshares"), a financial holding company. Some of the officers and directors of the Company are also officers and directors of Bancshares.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

a. Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

b. Cash and Cash Equivalents

The Company considers money market accounts and other highly liquid investments with an original maturity of three months or less to be cash equivalents.

c. Commissions

Commissions are recorded as earned on the accrual basis.

d. Concentration of Credit Risk

The Company places its operating cash account and temporary cash investments with a high credit-quality bank. The total on deposit or invested is generally in excess of the FDIC insurance limit. The Company has not experienced any losses due to the aforementioned situation.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule [Rule 15c3-1(a) (2) (vi)], which requires the maintenance of minimum net capital, as defined, of $5,000. At December 31, 2005, the Company's net capital, as defined, was $492,682.

Continued

NOTE 4 - RELATED PARTY TRANSACTIONS

During 2005, all of the Company's commissions were earned in transactions with a company affiliated through common ownership.

The Company utilizes the facilities of affiliated entities. The Company is being charged $250 per month by the affiliates for its share of office rent and telephone cost.

NOTE 5 - INCOME TAXES

The provision for income taxes consists of the following current taxes:

Federal	$ 12,916
State and local	7,676
	$ 20,592

No temporary differences exist between financial accounting and tax reporting. The Company files consolidated federal and combined New York State and City income tax returns with Bancshares and its other subsidiaries. Income taxes are provided as if the Company filed separate returns. The amount of $1,416 due to the parent at December 31, 2005 is for income taxes.

A reconciliation of the difference between the effective income tax rate and the statutory federal income tax rate follows:

Tax computed based upon the statutory federal rate	$ 15,158
State and local income tax, net of Federal income tax benefit	5,066
Other - net	368
Total provision for income taxes	$ 20,592

INTERVEST SECURITIES CORPORATION

Supplemental Information
Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2005

Computation of Net Capital	
Stockholder's equity	$ 505,256
Deductions:	
Non-allowable assets	(12,574)
Net Capital	$ 492,682
Minimum Capital Requirement - the greater of 6-2/3% of aggregate indebtedness of $6,125 or $5,000	$ 5,000
Excess Net Capital	$ 487,682
Schedule of Aggregate Indebtedness	
Accrued expenses and due to parent	$ 6,125
Ratio of Aggregate Indebtedness to Net Capital	.01243 to 1

Statement Pursuant to Rule 17a-5(d)(4):

There were no material difference noted between the computation of net capital under Rule 15c3-1 of the Securities Exchange Act of 1934 as reported above and as contained in the unaudited FOCUS report dated January 19, 2006 as filed by the Company.

Computation For Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3
December 31, 2005

The Company is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission, under Section (k)(2)(i) of that Rule.

INTERVEST SECURITIES CORPORATION

Independent Auditors' Supplementary Report on Internal Control Structure

December 31, 2005

INTERVEST SECURITIES CORPORATION

Table of Contents
December 31, 2005

PAGE

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

1375 Broadway
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

330 Fifth Avenue
Suite 1300
New York, New York 10001
212.686.2224
212.481.3274 (fax)

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

To the Stockholder
and Board of Directors of
Intervest Securities Corporation

In planning and performing our audit of the financial statements of Intervest Securities Corporation (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by Intervest Securities Corporation including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under SEC Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Intervest Securities Corporation to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the stockholder, Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specific parties.

Raich Ende Malter + Co. LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
January 18, 2006